Exhibit 99.2

CONFIDENTIAL

McCormick & Schmick’s Seafood Restaurants, Inc.
1414 NW Northrup Street, Suite 700
Portland, Oregon 97209

July 14, 2011

Landry’s, Inc.
1510 West Loop South
Houston, TX 77027

Attention:             Tilman Fertitta
Chief Executive Officer

Dear Mr. Fertitta:

In connection with the consideration of a possible negotiated transaction (the “Transaction”) involving Landry’s, Inc. or its affiliates (collectively, “you”) and McCormick & Schmick’s Seafood Restaurants, Inc. (the “Company”), you have requested information regarding the Company.  As a condition to any information regarding the Company being furnished to you, you agree to treat any Evaluation Material (as defined below), and to take or abstain from taking certain other actions, in accordance with the provisions of this letter agreement.

1.	Definitions.

1.1           Evaluation Material.  The term “Evaluation Material” shall mean all information, data, reports, interpretations, forecasts, business plans and records, financial or otherwise, and whether written, oral, electronic, visual or otherwise (whatever the form or storage medium), concerning or related to the Company, any of its affiliates, subsidiaries or joint ventures, or any of the businesses, properties, products, intellectual property, product designs and plans, technical know-how, marketing information, services, costs and pricing information, methods of operation, employees, financial condition, operations, assets, liabilities, results of operations and/or prospects of any of the foregoing (whether prepared by the Company, any of its Representatives (as defined below) or otherwise) that previously has been or may be furnished to you or any of your Representatives by or on behalf of the Company or any of its Representatives (collectively, “Information”), as well as all notes, analyses, compilations, summaries, extracts, studies, interpretations or other materials prepared by you or any of your Representatives that contain, reflect or are generated from, in whole or in part, any such Information, and in each case regardless of whether or not specifically marked as confidential.  The term “Evaluation Material” does not include Information that (i) is or becomes generally available to the public (other than as a result of a disclosure by you or any of your Representatives in violation of this letter agreement or any other obligation of confidentiality), (ii) was within your or your Representatives’ possession prior to it being furnished to you by or on behalf of the Company or any of its Representatives or thereafter becomes available to you or your Representatives, in either case without knowledge of it being subject to any contractual, legal, fiduciary or other obligation of confidentiality to the Company or any other person with respect to such Information, or (iii) was or is developed by you or any of your Representatives without reference to or use of the Evaluation Material.  The term “Evaluation Material” shall include, without limitation, the existence, terms, conditions and other facts with respect to any Transaction (including without limitation, the status thereof and any drafts of any term sheet, letters of intent or agreements related to the Transaction).  You acknowledge and agree that the Evaluation Material may include Information made available to the Company or any of its Representatives pursuant to confidentiality agreements or other obligations of confidentiality between the Company and/or one or more of its Representatives and third parties.

1.2           Other Definitions.  As used in this letter agreement, (i) the term “Representatives” means, with respect to any person, such person’s affiliates and joint ventures and any of the foregoing persons’ respective partners, members, managers, directors, officers, employees, agents, representatives, advisors (including, without limitation, financial advisors, bankers, information agents, proxy solicitors, consultants, counsel and accountants) controlling persons, equity partners and, subject to the next sentence, financing sources, (ii) the term “person” shall be broadly interpreted to include the media and any individual, corporation, partnership, limited liability company, group, governmental authority or other entity, and (iii) the term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Your or your Representatives’ actual or prospective financing sources for the Transaction shall not be deemed “Representatives” unless and until, such financing sources agree to be bound by the terms and conditions set forth herein or by confidentiality restrictions at least as restrictive as those set forth in this letter agreement.

2.	Evaluation Material.

2.1           Nondisclosure of Evaluation Material.  You hereby agree that you shall, and you shall cause your Representatives to:  (i) use the Evaluation Material solely for the purpose of evaluating a possible Transaction with the Company, (ii) keep the Evaluation Material strictly confidential in accordance with the terms of this letter agreement, and (iii) without the prior written consent of the Company, not disclose any of the Evaluation Material to any person; provided, however, that you may disclose any of the Evaluation Material to your Representatives who need to know such Information for the sole purpose set forth in clause (i) above and who agree to be bound by the terms hereof to the same extent as if they were parties hereto or by confidentiality restrictions at least as restrictive as those set forth in this letter agreement.  You hereby agree to notify the Company immediately upon discovery of any unauthorized use or disclosure of Evaluation Material or any other breach of this letter agreement by you or any of your Representatives, and will reasonably cooperate with the Company to assist the Company to regain possession of the Evaluation Material and prevent its further unauthorized use or disclosure.

2.2           Compulsory Disclosure. In the event that you or any of your Representatives receives a request (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose, or is otherwise required by applicable law, regulation, legal, judicial or regulatory process, governmental authority or any rule of any securities exchange to which you or any of your Representatives is subject (“Law”), including, for purposes of accountants, applicable professional standards of the American Institute of Certified Public Accountants, Public Company Accounting Oversight Board or state boards of accountancy or obligations thereunder, to disclose, any of the Evaluation Material, you shall, to the extent legally permissible, (x) provide the Company with prompt notice (written if practicable) of such request or requirement, along with, to the extent applicable, a copy of the request and the proposed disclosure, the circumstances surrounding such request or requirement, the reason that such disclosure is required and the time and place such disclosure is expected to be made, so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement, and (y) if requested by the Company, assist the Company in seeking a protective order or other appropriate remedy in response to such request or requirement, in each case, at the Company’s sole expense.  Without limiting the generality of the foregoing, you shall not, and shall cause your Representatives not to, oppose any action by the Company to obtain such a protective order or other remedy.  Notwithstanding Paragraph 2.1 hereof, if, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you are, or any of your Representatives is, nonetheless, on the advice of your counsel, required by Law to disclose any Evaluation Material, you or such Representative may disclose to the applicable tribunal or other person only that portion of the Evaluation Material which such counsel advises you is required by Law to be disclosed, provided that you, and, if appropriate, such Representative, exercise your reasonable efforts to continue to preserve the confidentiality of such Evaluation Material.  Notwithstanding any disclosure of Evaluation Material pursuant to this Paragraph 2.2, you and your Representatives will continue to be bound by your and their obligations of confidentiality (including, without limitation, with respect to any Evaluation Material disclosed pursuant to this Paragraph 2.2) and other obligations hereunder.

2.3           Privileges.  Neither the Company nor the board of directors of the Company (the “Company Board”) intend to waive, or to cause any of their Representatives to waive, the attorney-client, attorney work product or other applicable privilege of the Company, the Company Board or any of the Company’s subsidiaries, affiliates or joint ventures (any of the foregoing, a “Privilege”) by providing any Evaluation Material subject to a Privilege, and any production by the Company, the Company Board or any of their Representatives of such Information shall be inadvertent.  Accordingly, you agree that a production to you or any of your Representatives by the Company, the Company Board or any of their Representatives of Evaluation Materials protected by a Privilege shall not constitute a waiver of any such Privilege by any person, and you agree that, upon request by the Company, the Company Board or any of their Representatives, you will, and you will cause your Representatives to, immediately return and/or destroy such inadvertently produced Evaluation Materials.

2.4           Information Request Procedures; No Contact.  You agree that, without the prior written consent of the Company Board, all communications from you or your Representatives to the Company or the Company’s Representatives regarding the proposed Transaction, including, without limitation, inquiries, requests for additional information, requests for access to personnel or other business contacts, requests for facility tours or discussions or questions regarding procedures, will be submitted only to the persons listed in Annex A hereto or to such other person or persons as specifically designated in writing by the Company for such purposes, except that you or your counsel may direct questions regarding this letter agreement to Kirkland & Ellis LLP.  You agree that you will not, and you will cause your Representatives not to, initiate or maintain contact with (i) subject to the preceding sentence, the Company’s Representatives, regarding any matters related to the possible Transaction, employment arrangements or understandings, any rollover of equity, the process or discussions of the Company Board or any related matters or (ii) any customer, supplier, licensor, licensee or other business partner of the Company or any of its subsidiaries or joint ventures with respect to any matters related to the Company or any of its subsidiaries, in either case, except with the prior written consent of, and supervision by, the Company Board or a designated Representative of the Company Board.

2.5           Return and Destruction of Evaluation Material.  If you decide that you do not wish to participate in the Transaction, you will promptly inform the Company of that decision.  In that case, or at any time upon the written request of the Company for any reason, you will promptly deliver to the Company or destroy (at your option) all Evaluation Material in your possession without keeping any copies, in whole or part thereof in any medium whatsoever; provided, however, that (x) you and your Representatives shall be entitled to retain the minimum number of copies of the Evaluation Material to the extent necessary to comply with applicable Law which shall be used solely for such purposes and (y) to the extent deleting Evaluation Material stored electronically on your back-up or archiving system is not reasonably practicable, you shall not be required to destroy such Evaluation Material, but all such Evaluation Material that remains stored electronically on your back-up or archiving system shall remain subject to all confidentiality obligations herein.  In the event of such a decision or request, you shall cause one of your authorized officers to deliver to the Company a certificate stating that you have complied with all of the requirements of this Paragraph 2.5.  Notwithstanding the return or the destruction of the Evaluation Material or the termination of discussions regarding the Transaction, you and your Representatives will continue to be bound by your and their obligations of confidentiality (including, without limitation, with respect to any Evaluation Material destroyed or returned pursuant to this Paragraph 2.5 or any Evaluation Material retained pursuant to the proviso to the first sentence of this Paragraph 2.5) and other obligations hereunder.

2.6           Accuracy of Evaluation Material.  You understand and agree that none of the Company, the Company Board or any of their Representatives is making or shall be deemed to make or have made any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material.  You agree that none of the Company, the Company Board or any of their Representatives shall have any liability to you or any of your Representatives relating to or resulting from the use of the Evaluation Material, including, without limitation, for any conclusions that you, any of your Representatives or any other person derive from the Evaluation Material.  Only those representations or warranties that are made in a final definitive written agreement providing for the Transaction (which, for avoidance of doubt, shall not include a term sheet, letter of intent or other similar instrument) (a “Definitive Transaction Agreement”), when, as and if executed and delivered, and subject to such limitations and restrictions as may be specified therein, will have any such legal effect.

2.7           Ownership of Evaluation Material.  Nothing herein, nor any disclosure contemplated hereby, shall be deemed to transfer to you or any other person any interest in, or confer in you or any other person any right (including, without limitation, intellectual property right) over, the Evaluation Material whatsoever beyond those interests and rights expressly provided for in this letter agreement.

2.8           Term.  The obligations of each party hereto set forth in this Paragraph 2 shall terminate and be of no further force or effect on the date that is the earlier of (i) two (2) years from the date hereof or (ii) the date of the consummation of a Definitive Transaction Agreement.

3.	Non-Solicitation; Non-Hire.

In consideration of the Evaluation Material being furnished to you, you hereby agree that, for a period of one (1) year from the date hereof, you will not, and will cause your Representatives who receive Evaluation Material (other than third party advisors taking action on behalf of an unrelated person without breach of any of the other terms of this letter agreement) not to, directly or indirectly, without obtaining the prior written consent of the Company, solicit for employment, hire or employ any (i) officers of the Company or any of its subsidiaries or (ii) employees of the Company or any of its subsidiaries at the regional manager level or above (whether or not such person would commit any breach of such person’s contract of service in leaving such employment or service), which officers or employees are officers or employees of the Company or such subsidiary as of the date of this letter agreement or who become an officer or employee of the Company or such subsidiary before the termination of discussions regarding a Transaction; provided, however, that the restriction on solicitation or hire above shall not restrict your ability to conduct generalized searches for employment (including through the use of general or media advertisements, employment agencies and internet postings) not directly targeted towards the Company or the Company’s officers or employees or hire any person that (i) responds thereto, (ii) contacts you on his or her own initiative without your prior solicitation, or (iii) ceases to be employed by the Company six (6) months prior to the commencement of employment discussions between yourself and such officer or employee.

4.	Standstill; Securities Laws.

4.1           Standstill.  You hereby agree and acknowledge that the tender offer for the common stock of the Company commenced by you and your affiliates on or about April 7, 2011, shall be terminated on the date hereof or promptly thereafter (in any event, within three (3) business days of the date hereof).  In consideration of the Evaluation Material being furnished to you, you hereby agree that, prior to the earliest of (i) March 31, 2012, (ii) the announcement by the Company that it has entered into a written agreement for the acquisition by another person of a majority of the Company’s outstanding equity securities and/or consolidated assets; provided that, in the event of the termination of the restrictions set forth in this Paragraph 4.1 upon the occurrence of the event described in this clause (ii), any offer by you or your affiliates to acquire the Company made after the entry by the Company into such an agreement with another person must be (A) for a higher aggregate purchase price than the aggregate purchase price agreed to with such other person (with appropriate adjustments for payments in respect of securities held by you and your affiliates), (B) for all of the Company’s outstanding securities and/or all or substantially all of the consolidated assets of the Company, (C) supported by customary and standard (subject to clause (D) below) executed debt commitment letters committing funds sufficient to pay the entire portion of the aggregate purchase price that is debt financed, and (D) not subject to your or your financing source’s completion of due diligence; provided that, for purposes of this clause (D), you and such financing source were provided with access to the Company’s due diligence materials for a reasonable period of time during your participation in the Company’s sales process and (iii) the execution by the Company and you of a Definitive Transaction Agreement (the period commencing on the date hereof and terminating on the earliest of the three dates referred to in clauses (i) through (iii) above, the “Period”), unless invited in advance by the Company Board to do so (which invitation will be expressly set forth in a written instrument from, and duly authorized by, the Company Board), you will not, and you will cause your Representatives (other than third party advisors taking action on behalf of an unrelated person without breach of any of the other terms of this letter agreement) not to, directly or indirectly, acting alone or as part of a group:  (i)  acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, (a) any securities (whether equity, debt or otherwise) of the Company or any of its subsidiaries (or beneficial ownership thereof, as such term is used pursuant to Rule 13d-3 under the Exchange Act), (b) any right to vote or to direct the voting of any voting or equity securities of the Company or any of its subsidiaries, or (c) any direct or indirect rights to acquire any securities of the Company or any of its subsidiaries or any derivative securities with economic equivalents of ownership of any of such securities; (ii)  enter into or agree, offer, propose or seek to enter into, or otherwise be involved in or part of, directly or indirectly, any acquisition transaction or other business combination relating to all or part of the Company or any of its subsidiaries (whether by way of merger, consolidation, purchase, exchange, recapitalization, restructuring or otherwise) or any acquisition transaction for all or part of the assets of the Company or any of its businesses or subsidiaries; (iii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iv)  form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company or any of its subsidiaries; (v)  seek or propose, alone or in concert with others, to become, designate, replace or remove a member of the board of directors of the Company or any of its subsidiaries; (vi)  advise, assist, encourage, or act as a financing source for or otherwise invest in any other person in connection any of the foregoing activities; (vii)  disclose (other than, to the extent otherwise permitted hereby, to the Company or its Representatives) any intention, plan or arrangement inconsistent with any of the foregoing;  (viii)  take any action that might require the Company or any of its Representatives to make a public announcement regarding any of the activities referred to in clauses (i)-(vii) of this Paragraph 4.1 (other than disclosures otherwise expressly permitted by this letter agreement); or (ix)  agree to take any of the foregoing actions; provided, however, (i) that the foregoing restrictions shall immediately terminate if the Company announces the termination of the sale process for the Company and (ii) if the foregoing restrictions shall not have already been terminated or expired in accordance with the terms of this Paragraph 4.1, the restrictions in clauses (iii) and (v) shall terminate ten (10) days prior to the expiration of the time period for stockholders to nominate directors for election at the Company’s 2012 annual meeting of stockholders (and, for the avoidance of doubt, the restrictions in clauses (i)(b), (iv), (vii), (viii) and (ix) shall not apply to the activities that were previously expressly prohibited by clauses (iii) and (v) in the event the restrictions in clauses (iii) and (v) are terminated pursuant to this proviso).

4.2           Prohibition on Voting Restrictions.  During the Period, unless consented to in advance by the Company Board (which consent will be expressly set forth in a written instrument from, and duly authorized by, the Company Board), you shall not, and you shall cause your Representatives (other than third party advisors not taking action on your behalf or at your direction) not to, enter into any exclusivity, lock-up or other agreement, arrangement or understanding, whether written or oral, with any stockholder of the Company or other person that has the right to vote or direct the voting of voting securities of the Company that is intended or could reasonably be expected to limit, restrict, restrain or otherwise impair in any manner, directly or indirectly, the ability of such person to (i) vote any voting securities of the Company beneficially owned by such person (or with respect to which such person otherwise has the right to vote or to the direct the voting of such voting securities) in favor of, or (ii) tender any such voting or equity securities of the Company into any offer made in connection with, any transaction involving the Company; provided, however, that the foregoing restrictions shall immediately terminate if the Company announces the termination of the sale process for the Company.

4.3           Securities Laws.  You understand and agree that you are aware, and that you will advise your Representatives, that the U.S. federal and state securities laws prohibit, and certain foreign laws may prohibit, any person who has material, non-public information about a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that the person is likely to purchase or sell such securities.

5.	Certain Additional Restrictions.

5.1           No Partnering.  Neither you nor your affiliates nor any of your Representatives have entered into, or will, during the Period, without the prior written consent of the Company Board, enter into, directly or indirectly, any agreements, arrangements or understandings with any person (other than your Representatives), with respect to a possible Transaction or a transaction involving a majority of the outstanding equity securities and/or consolidated assets of the Company or that could otherwise affect such person’s decisions or actions with respect to a possible Transaction, provided that nothing in this Paragraph 5.1 shall prohibit you, your affiliates and/or your Representatives from engaging in discussions and negotiations with any person regarding a possible Transaction or any such other transaction.

5.2           Prohibition on Exclusive Arrangements. You have not and will not, directly or indirectly, enter into any agreement, arrangement or understanding, whether written or oral, with any potential financing source or sources which may reasonably be expected to limit, restrict, restrain, otherwise impair in any manner, directly or indirectly, the ability of such financing source or sources to provide financing or other assistance to any other party in any other transaction involving the Company.

6.	Miscellaneous.

6.1           Breach.  You shall be responsible for ensuring that your Representatives adhere to the terms of this letter agreement as if such persons were original parties hereto, you shall be responsible for any breach of this letter agreement by you or any of your Representatives, and you agree, at your sole expense, to take all reasonable measures to avoid any prohibited or unauthorized disclosure or use of the Evaluation Material or other breach of this letter agreement by any of your Representatives.  The foregoing obligation shall not limit the remedies available to the Company for any breach of this letter agreement by any of your Representatives.

6.2           Process.  You understand and agree that: (i) unless and until a Definitive Transaction Agreement has been executed and delivered by the Company and you, none of the Company, the Company Board nor any of their Representatives will be under any legal obligation of any kind whatsoever with respect to the Transaction and except as arising pursuant to such a Definitive Transaction Agreement, neither you nor any of your Representatives shall have, and you hereby waive for yourself and on their behalf, any claims whatsoever against the Company, the Company Board or any of their Representatives arising out of or relating to the Transaction; (ii) no Information provided, including any statements made, to you or any of your Representatives prior to, in the course of or for the purpose of negotiations relating to a Transaction, will constitute an offer by the Company or on the Company’s behalf, nor will you or any of your Representatives claim that any such Information forms the basis of any contract or agreement (including, without limitation, an agreement in principle), to engage in any transaction with you, and you hereby waive any claims to the contrary; (iii) the Company Board and the Company reserve the right, in their sole discretion, to both reject any and all proposals made by you or any of your Representatives with regard to a Transaction and/or to terminate discussions and negotiations with you or any of your Representatives at any time for any reason or no reason; (iv) the Company, the Company Board or any of their Representatives may enter into negotiations and discussions with any other parties for a possible transaction in lieu of the Transaction with you and enter into a definitive agreement with respect thereto without prior notice to you or any of your Representatives, except as otherwise provided in this letter agreement; (v) the Company Board and the Company may change in any way in their sole discretion the Company’s processes or procedures for considering the Transaction or any transaction in lieu of the Transaction without prior notice to you or any of your Representatives; (vi) the Company Board and the Company retain the right to determine, in their sole discretion, what Information it will make available to you or any of your Representatives; and (vii) any passwords provided to you in connection with an electronic data room (“EDR”), if any, will be used only by the individuals to whom such passwords are issued, and that should you desire additional individuals to access the EDR, you will request additional passwords for such individuals.

6.3           Modification and Waiver.  This letter agreement may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving this letter agreement.  It is understood and agreed that no failure or delay by the Company, or the Company Board on behalf of the Company, in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

6.4           Severability.  The illegality, invalidity or unenforceability of any provision of this letter agreement in any jurisdiction shall not affect the legality, validity or enforceability of any other provision of this letter agreement or the legality, validity or enforceability of such provision of this letter agreement in any other jurisdiction.  In the event that any of the provisions of this letter agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be deemed limited or eliminated only to the minimum extent necessary so that this letter agreement shall otherwise remain in full force and effect.

6.5           Entire Agreement.  This letter agreement contains the entire agreement between the Company and you concerning the subject matter hereof and supersedes all previous agreements, written or oral, to the extent relating to the exchange of Evaluation Material contemplated hereby or any consideration, discussions or negotiations of a Transaction.

6.6           Remedies.  It is further understood and agreed that money damages may not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and, in addition to all other remedies that the Company or any of its Representatives may have at law or in equity and without limiting any of the foregoing, the Company and any of its Representatives shall be entitled to seek equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such breach and you hereby waive any requirement for the securing or posting of any bond in connection with such remedy.  Notwithstanding anything to the contrary contained in this letter agreement and without limiting any of the Company’s other rights and remedies available in connection with this letter agreement, in the event of litigation relating to a breach of this letter agreement, the prevailing party shall be entitled to reimbursement of any reasonable legal fees and expenses incurred in connection with such litigation, including any appeal related thereto from the non prevailing party.

6.7           Governing Law; Venue.  This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law provisions thereof.  The parties hereto hereby irrevocably and unconditionally consent to the sole and exclusive jurisdiction of, and waive any objection to the laying of venue in, the U.S. federal and state court sitting in the City of Wilmington (collectively, the “Delaware Courts”) for any action, suit or proceeding arising out of or relating to this letter agreement, and agree not to commence any action, suit or proceeding related thereto except in a Delaware Court.  Each of the parties hereto further agrees that service of any process, summons, notice or document by registered mail to its address set forth on the first page of this letter agreement shall be effective service of process for any action, suit or proceeding brought against it in any Delaware Court.

6.8           Assignment; Binding Effect.  Neither party may assign its rights or obligations under this letter agreement to any person.  This letter agreement shall be binding upon you and your respective successors and permitted assigns and shall inure to the benefit of, and be enforceable by, the Company and its respective successors and assigns.

6.9           Expenses.  Except as otherwise set forth herein, all costs and expenses incurred in connection with this letter agreement and the consideration by the parties of the Transaction, including, without limitation, all fees of law firms, commercial banks, investment banks, accountants, public relations firms, experts and consultants, shall be paid by the party incurring such cost or expense.

6.10           Headings.  Headings included in this letter agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect.

6.11           Counterparts; Signatures.  This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  This letter agreement or any counterpart may be executed and delivered by facsimile copies or electronic transmission, each of which shall be deemed to be an original.

{Remainder of page intentionally left blank.}

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

By:	/s/ James R. Parish
Name:	James R. Parish
Title:	Director

Accepted and agreed as of this 14th day of July, 2011:

LANDRY’S, INC.

By:	/s/ Steven L. Scheinthal
Name:	Steven L. Scheinthal
Title:	Executive Vice President and General Counsel

Annex A

Company Representatives

1.	Damon Chandik, Piper Jaffray & Co. (damon.s.chandik@pjc.com)

2.	John Twichell, Piper Jaffray & Co. (john.t.twichell@pjc.com)

3.	Peter Lombard, Piper Jaffray & Co. (peter.a.lombard@pjc.com)

4.	Carlos Sanchez, Piper Jaffray & Co. (carlos.l.sanchez@pjc.com)